UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 2)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BIODESIX, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

09075X108

(CUSIP Number of Class of Securities)

Scott Hutton

President and Chief Executive Officer

Biodesix, Inc.

2970 Wilderness Place, Suite 100

Boulder, Colorado 80301

(303) 417-0500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Frank F. Rahmani, Esq.

Samir A. Gandhi, Esq.

Sidley Austin LLP

555 California Street, Suite 2000

San Francisco, California 94104

Telephone: (415) 772-1200

Fax: (415) 772-7400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on June 23, 2023 (the “Schedule TO”), by Biodesix, Inc., a Delaware corporation (the “Company”), in connection with its offer to exchange eligible stock options for replacement stock options with modified terms pursuant to the Offer to Exchange Eligible Options for New Options, dated June 23, 2023 (the “Exchange Offer”).

This Amendment is being filed solely to amend “Item 4 – Terms of the Transaction” to reflect and report the final results of the Exchange Offer under the caption “Material Terms.” Except as otherwise noted below, no changes have been made to the Schedule TO. This Amendment should be read in conjunction with the Schedule TO, Amendment No. 1 to the Schedule TO and the Exchange Offer. All capitalized terms used herein have the same meanings as given in the Exchange Offer.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following information under the caption “Material Terms”:

The Exchange Offer expired at 10:00 p.m., Mountain Time, on Monday, July 24, 2023. Pursuant to the Exchange Offer, 83 Eligible Holders elected to exchange Eligible Options, and the Company accepted for cancellation Eligible Options to purchase an aggregate of 757,595 shares of the Company’s common stock (“Common Stock”), representing approximately 99% of the total shares of Common Stock underlying the Eligible Options. Following the expiration of the Exchange Offer, on July 24, 2023, the Company granted New Options to purchase 156,868 shares of Common Stock, pursuant to the terms of the Exchange Offer and the Company’s 2020 Equity Incentive Plan. The exercise price per share of the New Options granted pursuant to the Exchange Offer was $1.20 per share, which was the closing price per share of Common Stock on The Nasdaq Global Select Market on the grant date of the New Options. The vesting terms of the New Options are described in detail in the Exchange Offer.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

BIODESIX, INC.

By:	/s/ Scott Hutton
Scott Hutton
President and Chief Executive Officer

Dated July 26, 2023